GREIF, INC.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000 (General Number)
(740) 549-6101 (Facsimile Number)
October 20, 2009
VIA EDGAR
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Greif, Inc. Registration Statement on Form S-4 Filed September 18, 2009 File No. 333-162011
Ladies and Gentlemen:
     This letter supplements the October 2, 2009 letter from Greif, Inc. (the “Company”) regarding the Company’s Registration Statement on Form S-4, File No. 333-162011, as amended (the “Registration Statement”), filed under the Securities Act of 1933, as amended (the “Securities Act”), and is in response to the October 8, 2009 letter (the “October 8 Correspondence”) from the Staff of the Securities and Exchange Commission (the “Commission”) to Michael J. Gasser, the Chief Executive Officer of the Company, relating to the Registration Statement.
     The Company is registering an exchange offer that is the subject of the Registration Statement in reliance on the position of the Staff of the Commission enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).
     The Company represents to the Staff that:
     (1) Neither the Company nor its affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the securities to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.
     (2) The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) cannot rely on the Staff’s position enunciated in Exxon Capital Holding Corporation and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     (3) The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     (4) The Company will make each person participating in the exchange offer aware that any broker-dealer who holds original notes (i.e., notes issued in the offering that was exempt from registration under the Securities Act) for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either the Company or any of its affiliates to distribute the exchange notes (i.e., notes that are the subject of the Registration Statement and are being offered in the exchange offer).
     (5) The Company will make each person participating in the exchange offer aware that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for those original notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act in connection with the resale of those exchange notes.
     (6) The Company will include in the letter of transmittal or similar documentation to be executed by a person participating in the exchange offer the following representations by the person who submits the letter of transmittal or similar document:
     (i) If the exchange offer participant is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and
     (ii) If the exchange offer participant is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes received in respect of the original notes pursuant to the exchange offer. Such acknowledgement may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     If you would like to discuss anything that is stated above or anything else relating to the Exchange Offer, please contact Joseph P. Boeckman of Baker & Hostetler LLP at (614) 462-4737.
Very truly yours,
GREIF, INC.

By	/s/ Michael J. Gasser
Michael J. Gasser
Chairman and Chief Executive Officer

Copies to:	Baker & Hostetler LLP Ernst & Young LLP

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